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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Greenspan

Re:	Eagle Point Income Company Inc.
Registration Statement on Form N-2
File Numbers: 333-281763 and 811-23384

Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Fund”), we hereby respond to comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation on October 3, 2023 between Daniel Greenspan of the Staff and Taylor Stevens and Claire Hinshaw of Dechert LLP, relating to the Fund’s registration statement on Form N-2 filed with the Commission on August 23, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, followed by the responses. The Fund is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently with this letter.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Comments

1.	Please supplementally provide an update regarding the status of the Fund’s exemptive relief application and explain the nature of the relief sought and anticipated timing of the relief. Please also explain how, if at all, the pending application would impact the Fund’s ability to conduct the current offering and whether there would be any disclosure updates that would follow.

Response:

The Fund and certain other applicants (the “Applicants”) filed a second amendment on September 19, 2024 to their application, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the Act, for exemptive relief permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) and Rule 17d-1 thereunder (the “Application”). The Applicants are seeking new exemptive relief that supersedes an exemptive order issued by the Commission on March 17, 2015 in order to utilize the numerous additional features that have been approved in exemptive applications since that time. Additionally, the Applicants are seeking to include joint transactions prohibited by Section 57(a)(4) of the 1940 Act in order to provide future flexibility for the Existing Advisers or a Future Adviser to sponsor BDCs and enable such BDCs and BDC Downstream Funds to engage in co-investment transactions under the new order (as each term is defined in the Application). The Fund confirms that the pending Application does not affect the Fund’s ability to conduct the current offering and also confirms that no disclosure changes are necessary. The Fund is currently awaiting a response from the Staff regarding the second amendment to the Application and its related responses to the Staff’s comments.

Daniel Greenspan October 25, 2024 Page 2

2.	Please supplementally confirm whether the selling stockholder shares to be offered by Enstar are currently outstanding or if they are subject to future issuance upon the exercise of certain rights. Please also describe the circumstances under which the selling stockholder shares were acquired by Enstar.

Response:

The Fund confirms that the selling stockholder shares being registered are currently issued and outstanding. The Fund was originally organized as EP Income Company LLC, a Delaware limited liability company, on September 28, 2018 and subsequently converted into a Delaware corporation on October 16, 2018. On October 4, 2018, prior to the Fund’s registration as an investment company, Cavello Bay Reinsurance Limited (“Cavello Bay”), a wholly owned subsidiary of Enstar, contributed certain securities to the Fund in exchange for 75,052 of the Fund’s limited liability company units. At the time of the Fund’s conversion into a corporation on October 16, 2018, the limited liability company units held by Cavello Bay converted into 3,764,580 shares of the Fund’s common stock, which are the selling stockholder shares being registered under the Registration Statement.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Income Company Inc.
Nauman S. Malik, Chief Compliance Officer, Eagle Point Income Company Inc.
Thomas J. Friedmann, Dechert LLP